SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of September 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F X         Form 40-F
                                   --                 --


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No X
                                   ---           --


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                       [GENESYS CONFERENCING LOGO OMITTED]

FOR IMMEDIATE RELEASE

             Genesys Conferencing to Provide Web-Based Conferencing
                Solution for Frost & Sullivan Analyst Briefings

      Global Leader in Strategic Growth Consulting Selects Genesys Meeting
                Center For Improved Audio and Web Collaboration

Denver, Colorado and Montpellier, France -September 10, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, announced today it has been selected by Frost & Sullivan, one of the world's leading companies in growth consulting and corporate training to enhance its analyst briefings with Genesys Meeting Center. The firm conducts several briefings each week with up to eighty participants in each session.

The agreement calls for the use of Genesys Meeting Center, the world's first collaboration platform that fully integrates audio, video and web conferencing, accessible on demand through the Internet. Frost & Sullivan will now have access to a virtual conference room, 24x7 for improved communication and collaboration for briefings across different locations.

"Genesys Meeting Center provides significant benefits by delivering a superior product that enables us to control all aspects of audio and web conferencing through a single, web interface," said Naylor Gray, Marketing Manager, Frost & Sullivan. "We believe this solution will enhance Frost & Sullivan's client communications, thus ensuring the insightful and complete coverage of the industries that we serve."

Frost & Sullivan was founded in 1961 to provide world-class market consulting on emerging high technology and industrial markets. The company soon developed a reputation as one of the world's leading consulting companies. Now well into its fourth decade, Frost & Sullivan has won a worldwide reputation for high-quality growth consulting and training in more than 20 major industries.

"It is extremely satisfying to be selected by a leading research group like Frost & Sullivan for their analyst briefings," said David M. Rosenberg, Executive Vice-President of Sales and Marketing for Genesys Conferencing in North America. "Genesys Meeting Center has thousands of enterprise customers worldwide that choose our services to provide a consistent conferencing environment that is compatible with their business culture. We look forward to serving Frost & Sullivan and all of our global customers by continuing to meet their ever-changing collaboration needs."

Genesys Conferencing offers a complete portfolio of solutions - from real-time, collaborative conferencing services to events and managed solutions.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg:
GENE LP www.genesys.com
        ---------------

                                     -More-

About Frost & Sullivan


Frost & Sullivan is a global leader in strategic growth consulting. We enable our clients to meet their growth objectives by maximizing the results from their growth portfolio and identifying new growth opportunities.





Contacts:

Genesys Conferencing
Paul Joyal
Direct Line: 781-761-6231
paul.joyal@genesys.com
----------------------


Geoffrey Riggs
Direct Line: +33 (0)4.99.13.25.52
geoffrey.riggs@genesys.com
--------------------------

                                       ###

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 10, 2002

                                   GENESYS SA


                   By: /s/ Francois Legros
                       ---------------------------------------------
                        Name:  Francois Legros
                        Title: Chairman and Chief Executive Officer